Filed by Reynolds American Inc.

Commission File No. 1-32258

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lorillard, Inc.

Commission File No. 001- 34097

Date: October 21, 2014

Q3 2014 Earnings Call

Company Participants

•	Morris L. Moore

•	Susan M. Cameron

•	Thomas R. Adams

Other Participants

•	Nik H. Modi

•	Matthew C. Grainger

•	Vivien N. Azer

•	Christopher R. Growe

•	Bonnie L. Herzog

•	Owen M. Bennett

•	Michael S. Lavery

•	Ivan P. Holman

•	Priya Joy Ohri-Gupta

•	Sachin Shah

•	James Bushnell

MANAGEMENT DISCUSSION SECTION

Operator

Good day, ladies and gentlemen, and welcome to Reynolds American Third Quarter Earnings Conference Call. At this time, all participants are in a listen-only mode. Later, we’ll conduct a question-and-answer session and instructions will be given at that time. [Operator Instructions] And as a reminder, this conference call is being recorded.

At this time, I would like to hand the conference over to Mr. Morris Moore, Vice President Investor Relations. Sir, you may begin.

Morris L. Moore

Good morning and thank you for joining us. Today, we’ll review Reynolds American’s results for the third quarter and nine months, as well as our outlook for the balance of the year. As usual, our discussion will focus on adjusted results as management believes this provides better perspective on our underlying business performance. A reconciliation of reported to adjusted earnings is in our press release, which is available on our website at reynoldsamerican.com.

Joining me this morning are RAI’s President and CEO, Susan Cameron and Tom Adams, our CFO. The information we’re about to discuss includes forward-looking statements. When we talk about future results or events, a number of factors could generate results that are materially different from our projections today. These factors include, but are not limited to, items detailed in our press release and SEC filings. Except as provided by federal securities laws, we are not required to publicly update or revise any forward-looking statements.

And now, I’ll turn the call over to Susan.

Thanks, Morris, and good morning, everyone. I’m delighted with RAI’s results for the third quarter, which reflect the continued strong performance of our operating company. For some time now, our strategy has been to strengthen the operational performance and profitability of our core cigarette and moist-snuff businesses. As you can see from today’s report, these efforts are really paying off.

Earnings and margin are up across the board, and our company’s key brands remain a powerful force in the competitive marketplace. Our companies are also building for the long-term, and that means, investing in platforms for sustainable growth in an evolving environment, as part of our strategy to transform the tobacco industry. This too is paying off. For example, I’m very pleased with the results to date of the national expansion of VUSE digital vapor cigarettes, which began in June. By early next week, VUSE will be available in almost 70,000 selected retail outlets across the country, and this will be followed by an additional wave of expansion early in the new year. VUSE production capacity is still being ramped up, and I would remind everyone that the company will continue to make substantial investments on VUSE in the fourth quarter in line with the brand’s expansion.

A second investment in our transformational product portfolio is the national expansion of Niconovum USA’s ZONNIC NRT gum, which is generating strong interest from retailers and smokers. ZONNIC, which performed very well in its initial markets of Iowa and Omaha, is expected to be in about 8,000 selected outlets by the end of October and its national presence will continue to grow through the rest of this year. We’ll have a lot more to say about VUSE and ZONNIC as well as other innovative developments during the webcast of our Annual Investor Day presentation next month. So that’s a top level look at our successful performance to date.

Before I turn to the quarter’s performance in more detail, I want to welcome Debra Crew, as the new President and Chief Commercial Officer of R.J. Reynolds. Debra, who joined us at the beginning of this month, has extraordinary experience in growing some of America’s best known consumer brands. And I know that she is going to play a key role in our mission to lead the transformation of the tobacco industry.

I also want to give you a quick update on where we are with the Lorillard transaction. We continue to work hard on obtaining the necessary regulatory shareholder and other approval for our proposed acquisition of Lorillard, including the divestiture of select brands and assets to Imperial Tobacco. As expected, we received a second request for additional information from the Federal Trade Commission and we’re in the process of responding to that. We’ve also just filed our preliminary joint proxy statement and prospectus with the SEC.

As you know, this is a complex process, but all-in-all things are progressing smoothly. I remain confident that we will reach a successful closure of the transaction in the first half of next year and transition planning is well underway. I would remind you that we have a dedicated transaction website at reynoldsamericaninfo.com, and we will continue to update you on progress as new information becomes available.

Now, let’s turn to the discussion of our quarterly results. Reynolds American increased both adjusted earnings and margin in the third quarter on net sales growth of almost 5%, wrapping up a strong first nine months. As a result of this successful performance and with a clear eye on what’s in store for the rest of 2014, I’m pleased to say that we are on track to meet our earnings guidance for the full year.

Today, we reaffirm that we expect an increase in adjusted EPS of 5% to 8.2% over last year’s adjusted result. I’d remind you that this projection takes into account the investments behind VUSE, as well as the ongoing equity building initiative on our operating company’s key brands. Naturally, there is an impact on short-term earnings from these investments, but these expenditures position us well for profitable long-term growth.

R.J. Reynolds American Snuff and Santa Fe really came through in the third quarter with higher net pricing realization being a significant contributor to earnings and margin growth. Our companies also continue to refine their approach to balancing market share and profit growth.

During the quarter, R.J. Reynolds also benefited from a moderation in its cigarette volume decline, especially when compared to the first half of this year. R. J. Reynolds’ total cigarette market share which was supported by solid performance of its growth brands, Camel and Pall Mall, was down one tenth of 1% from the prior year quarter at 26.6%. For the first nine months, their share was flat with the prior year period. And the combined cigarette market share for RAI’s operating companies was up in each quarter this year and increased by 0.2 of a share point for the first nine months.

R.J. Reynolds’ growth brands, Camel and Pall Mall, had a combined market share of 19.7% for the quarter. That’s up 0.3 of a percentage point. Again, it’s worth noting that R.J. Reynolds’ streamlined portfolio and strategic focus on these two brands has made a huge difference to the company’s bottom line.

Camel continued to deliver great performance, increasing its third quarter market share by 0.4 of a percentage point from the prior year quarter to 10.4%, and that was on volume growth of 3%. This growth momentum was seen across both its regular and menthol styles. Camel’s growth is driven by its very strong brand equity and it’s also clear that the company’s innovative capsule technology on the brand’s menthol offerings has been a significant factor in the brand’s growth. Camel SNUS also continued to perform well in the quarter, maintaining its leadership position in the SNUS category with about 80% of that market.

Pall Mall, the nation’s number one value brand by a wide margin delivered solid performance in the quarter with a market share at 9.3%. Pall Mall continues to maintain its strong conversion rate of about 50% among adult smokers who try the brand. Going forward, Pall Mall is expected to benefit from a recent upgrade in its packaging. This incorporates a more modern look and each pack is embossed for a premium enhanced feel and appearance.

Now, turning to American Snuff, which continues to perform well in a highly competitive promotional environment. The company reported a double-digit increase in third quarter operating income and its operating margin came in very strong. American Snuff’s flagship Grizzly brand increased market share during the quarter to 31.1%. The company continues to invest in equity building initiatives to further enhance the Grizzly brand.

At Santa Fe, third quarter performance was outstanding. The company also delivered double-digit operating income growth while its operating margin continued to widen. Santa Fe’s Natural American Spirit cigarette brand found new opportunities for growth for its additive-free tobacco style including those made with organic tobacco. Natural American Spirit’s packaging was also recently upgraded, aligning its iconic logo across the portfolio. The brand added 0.2% of a share point from the prior-year quarter to 1.7%.

So, that’s a top-level review of a very successful quarter and first nine months. Before I hand the call to Tom for more details, I’d like to mention another highlight, which speaks to the efforts of all our companies are making on long-term sustainability. RAI announced in September that it had been selected again to the Dow Jones Sustainability North American Index. We greatly value this independent recognition, as it demonstrates our commitment to operating in a responsible and sustainable manner.

Now, I’ll turn the call over to Tom.

Thomas R. Adams

Thank you Susan and good morning everyone. We wrapped up an excellent nine months at RAI, with third quarter adjusted EPS of $0.95, which was up 10.5% from the prior-year quarter. Higher pricing was a significant factor as well as the ongoing benefit from the partial settlement of certain NPM Adjustment claims and the favorable impact from the share repurchase program that we completed in the second quarter of this year.

These items more than offset lower cigarette volumes and the investment behind VUSE. These adjusted results exclude a charge of $0.05 per share for transaction-related and financing costs, and the charge of $0.02 per share for Engle Progeny lawsuits. On a reported basis, third quarter EPS was $0.88, up 4.8% from the prior-year quarter. For the first nine months, adjusted EPS was $2.55, up almost 5.5% from the prior-year period. This also excludes the items I’ve just mentioned, as well as the one-time benefit from the NPM Partial Settlement, a gain on discontinued operations, and charges for implementation costs and other tobacco-related litigation earlier in the year. RAI’s adjusted operating margin also continued to improve increasing two tenths of a percentage point to 38%. As Susan mentioned, we’re reaffirming our earnings guidance for the full year in the range of $3.35 to $3.45 per share. I would note that this guidance excludes the items I’ve just referenced that were excluded from the nine months results. Our guidance also reflects this year’s investment on the national expansion of VUSE, as well as continued initiatives to build the equity of our operating company’s key brands.

Now, I’ll turn to our operating company’s performance, where I’ll focus on adjusted results. Please refer to the schedules at the end of our earnings release for reconciliations from our GAAP to adjusted results. R.J. Reynolds had an especially good quarter with adjusted operating income increasing by just over 14.5% to $748 million, as higher pricing and lower MSA cost more than offset the cigarette volume decline. The company’s adjusted operating margin came in very strong as well, increasing 4.1 percentage points to 41.6%, and that brought nine-month adjusted margin to 39.2%.

As Susan mentioned, the decline in cigarette volumes moderated during the third quarter. R.J. Reynolds’ third quarter cigarette shipments declined 2.9% from the prior-year quarter, while industry volume was down about 2.3%. After adjusting for changes in wholesale inventory levels, R.J. Reynolds estimate their volume declined about 4.3%, while industry volume was down about 2.7% in the quarter. Wholesale inventory levels for the industry were approximately 7 billion units at the end of the third quarter, down about 800 million from the prior-year quarter, while R.J. Reynolds inventories of approximately 1.7 billion, were down about 200 million.

At American Snuff, third quarter operating income increased by almost 11% to $117 million, bringing the first nine months to $329 million, up 6.5%. The benefit of higher pricing and volume more than offset additional promotional support required in the highly competitive moist-snuff market. And these higher support levels are expected to continue in the fourth quarter. American Snuff’s third quarter operating margin increased 0.8 of a percentage point to 57.8%, and that brought the company’s nine-month margin to 56.4%.

Turning to moist-snuff volume, American Snuff’s volume increased 2.9% from the prior year quarter compared to the industry growth of about 3% to 4%. Grizzly’s volume increased 3.6% for the quarter.

Now to turn to Santa Fe’s performance which also benefited from higher pricing and volume. The company increased third quarter operating income by just over 19% to $98 million. Santa Fe’s nine-month operating income came in at $247 million, which was also up more than 19% from the adjusted prior-year period. Third quarter operating margin at Santa Fe was 54.5%, which was up 3.5 percentage points from the prior year quarter. For the nine months, operating margin was just over 51%. The company’s Natural American Spirit brand continued to advance in the quarter, reporting volume growth of nearly 8%.

Now turning to the balance sheet. I would note that Reynolds American ended the quarter with cash balances of $1.3 billion. So that concludes today’s overview. We’re on track to finish the year in strong form, and we’re making good progress in bringing our plans to purchase Lorillard to a successful close. We remain focused on returning excellent value to our shareholders and our companies are doing a great job in fulfilling that commitment. Thank you.

Now, we’ll turn to the Q&A portion of the call. Operator, would you remind our callers how to get in the queue.

Q&A

Operator

Thank you, sir. [Operator Instructions] And our first question comes from Nik Modi from RBC Capital Markets. Your line is open. Please go ahead, sir.

<Q - Nik H. Modi>: Thanks. Good morning, everyone.

<A - Susan M. Cameron>: Good morning, Nik.

<Q - Nik H. Modi>: So I never thought I’d be saying this, but looked like pricing was almost too high this quarter. I just was wondering if you can give any context around that. And then Susan, the second question really is to the degree you can share, what kind of information has the FTC asked for regarding the second request?

<A - Susan M. Cameron>: Sure, Nik. It’s hard to say that pricing can be too good to be honest with you. I think we were obviously delighted with Camel and Pall Mall’s performance as well as Natural American Spirit, and certainly on the cigarette side, pricing performed very, very well. And you saw that industry volumes moderated. We are looking now at about 3.5% for the year, and so that obviously played a role as well. We are very focused right now rolling out VUSE and, of course, competing assertively in the moist-snuff space, which has still got quite a lot of promotional activity.

As it relates to the FTC, it’s really not a transparent process. What I will stay though is there are no surprises in the request that we’ve received, and we are working diligently to comply with those requests, to submit all the information that they’ve asked for, and we remain confident that we will close the transaction in the first half of next year.

<Q - Nik H. Modi>: And there is one more for me. The volume trajectory in the cigarette category obviously has improved sequentially. And I’m just hoping may be you can provide some reconciliation with that and kind of all the talk about the e-cigarette and vaping category, if you can just help tie those two together?

<A - Susan M. Cameron>: It’s still very early days, Nik, to talk about what is substitution or otherwise, but my hypothesis in the wholesale space is that when we saw in the second quarter all of the launches and particularly in C-GAS where they took in from quite a number of companies large volume of inventory of e-cigarettes and tanks and liquid, et cetera. And so, those inventory dollars were diverted to those products and they’re now managing their cigarette volumes according to off-take.

So I think it’s early to say exactly what is going on out there, but that’s what I believe was happening in the second quarter and why we’ve sort of rebounded in the third and it’s a little bit more steady state.

<Q - Nik H. Modi>: Excellent. Thank you.

<A - Susan M. Cameron>: Thanks, Nik.

Operator

Thank you. Our next question comes from Matthew Grainger from Morgan Stanley. Now, your line is open. Please go ahead.

<Q - Matthew C. Grainger>: Thanks. Good morning, everyone.

<A - Susan M. Cameron>: Good morning, Matt.

<A - Thomas R. Adams>: Hey, Matt.

<Q - Matthew C. Grainger>: Susan, I wanted to ask, first, about the impact of the quota buyout expiration and your level of confidence I guess that we can maintain this level of constructive pricing environment. And I know it’s impossible for you to talk prospectively about competitive dynamics, but how confident are you that a meaningful portion of that savings can be taken through to the bottom line? And to the extent you would reinvest it, how are you weighing the potential options, whether it’s promotion or VUSE or ZONNIC?

<A - Susan M. Cameron>: Well, Matt, we are not really the price leader here. And so the quota buyout has expired. We’ll have a few charges in the fourth quarter as those inventories roll through. But we will wait and see what happens to that in terms of what happens with the industry. We are very clear about meeting our guidance for the full year. We have extensive investments in VUSE. As we mentioned in the release, we will be in 70,000 outlets from next week. And, of course, we are preparing and expensing in the fourth quarter for our next large rollout in the new year. So we will meet our guidance. And we will wait and see how much of that quota buyout money falls through.

<Q - Matthew C. Grainger>: Okay. And I know it’s clearly very, very early days here, but have you seen any evidence of marginal changes in competitive dynamics during October thus far?

<A - Susan M. Cameron>: No, not really, Matt. I mean the moist-snuff market continues to be very competitive. Camel is still looking strong. I really don’t see any disruptions.

<Q - Matthew C. Grainger>: Okay. And then just a question on American Snuff. First, your commentary on industry growth shifted slightly here. I think you now see the industry volumes growing around 3% to 4% versus 4% prior, and it seems based on your results that some added pricing realization may be playing a role there. But can you talk about any other cross category factors that might be impacting MST growth?

<A - Susan M. Cameron>: Not really, Matt. It’s early days, again. Smokers and dippers alike are obviously trying alternatives and we need to see where this lands. Grizzly, we’re very pleased with Grizzly’s performance. Yes, there was a lot of pricing realization. We had double-digit margin growth and it is over 31% market share. So those growth rates in this very aggressive environment are – we’re happy with those results. The other thing you have to consider is every year the category is getting bigger, and so the percentage increase is under pressure. I mean 3% of X is versus 3% of X-plus. So I think we’re still seeing growth in that moist category and Grizzly is performing very well.

<Q - Matthew C. Grainger>: Okay, understood. And very quick last follow up on MST. You mentioned that there was some substantial pricing realization during the quarter. Just trying to reconcile that with your commentary on a highly competitive environment? Does that pricing realization suggest that you’re seeing competitive dynamics relax a little bit or was that just a function of how you chose to manage the business during the quarter?

<A - Susan M. Cameron>: It would be the latter, Matt. We’re very conscious of balancing market share and profitability, and we chose to compete in this fashion.

<Q - Matthew C. Grainger>: Okay. Thank you, Susan.

<A - Susan M. Cameron>: Thanks, Matt.

Operator

Thank you. Our next question comes from Vivien Azer from Cowen and Co. Your line is open. Please go ahead.

<Q - Vivien N. Azer>: Hi. Good morning.

<A - Susan M. Cameron>: Hey, Vivien.

<A - Thomas R. Adams>: Good morning.

<Q - Vivien N. Azer>: So my first question has to do with Pall Mall. Can you offer a little bit more in terms of specifics on the timing of the packaging change? I’m just curious whether that had an impact on your market share at all, given that this is the first time we’ve seen a down market share had a restatement, but in about two years for that brand, so whether that had an impact.

<A - Susan M. Cameron>: I would say it did not have an impact. That new packaging is really rolling out as we speak in October, and we have been very conscious with Pall Mall to balance again market share and profitability. And we’re delighted with Pall Mall’s performance, its continued conversion rate and it’s contributing significantly to the bottom line. So anyway – and so I look forward to the reaction of consumers to Pall Mall’s new packaging because the upgrade does give it a more modern look and feel and we are continuing to invest in the equity because it truly has a point of difference as a longer-lasting value proposition.

<Q - Vivien N. Azer>: Understood. My second question is for Tom. Tom, you’ve mentioned pricing and MSA being a key driver for RJRT operating profit growth. Were there any cost cutting or productivity benefits as well because the OI growth was incredibly robust.

<A - Thomas R. Adams>: Yes. I mean it’s just the normal ongoing manner in which we operate the business in terms of efficiencies. As we’ve said, cost cutting and watching the pennies is kind of in the DNA and it’s been there over the years and now it’s embedded in the organization. So the cost savings are as much bottom-up driven as they are top-down driven.

<Q - Vivien N. Azer>: That’s great. My last one is a housekeeping item. Can you guys offer what Camel menthol share was in the quarter?

<A - Susan M. Cameron>: We can quickly refer it. It must be 4.2%.

<A - Morris L. Moore>: It was 4.3%.

<A - Susan M. Cameron>: 4.3%. Vivien, Morris will get back to you on the specifics. We saw growth in menthol and non-menthol with Camel this quarter and it grew 0.4%.

<Q - Vivien N. Azer>: Wonderful. Congrats on a good quarter.

<A - Susan M. Cameron>: Thank you.

Operator

Thank you. Our next question comes from Chris Growe from Stifel. Your line is open. Please go ahead.

<Q - Christopher R. Growe>: Hi good morning.

<A - Thomas R. Adams>: Good Morning.

<A - Susan M. Cameron>: Good Morning.

<Q - Christopher R. Growe>: Good Morning. Hi. I just had two questions for you if I could. I did want to ask a bit of a follow-up in relation to the cigarette category overall. Do you have a good measurement of vapor and e-cigarette sales? Do you believe that encompasses the whole category? I guess I’m trying to understand was it just less of a drag this quarter? Can you go that far to say that? And then what category did better?

<A - Susan M. Cameron>: The description I gave previously about the wholesale inventory, the buying-in in the second quarter and a lot of people are launching in the space. The question about having a robust e-cigarette across all channels I would say we don’t. It’s early days and, of course, there are lots and lots of vape shops out there. And our measuring devices are basically focused on C-GAS, so we are watching what happens in C-GAS, but that doesn’t have the whole range of vapor products. So we are very pleased with the early results of VUSE. We kicked off the marketing in September. We’ll go into another 35,000 outlets next week. And we’ll look to have some more to report at Investor Day. But it really is early days in this space.

<Q - Christopher R. Growe>: Okay. And just maybe a follow-up, I think this is for Tom, but in relation to the other division, I know there’s a lot going on there. Is there any way you can help with the phasing of investment, just to understand how much investments – if you’re increasing your outlooks further here in the fourth quarter, does that mean a stepped-up sequential investment in VUSE? I know some of that investment was more front-half loaded. And maybe related to that, the revenues were down sequentially in that business. There could have been a load. I’m just curious to understand that element of it as well.

<A - Thomas R. Adams>: Okay. Well, Susan – as we had in our prepared remarks, we’re going out to about another 35,000 outlets next week, okay. And we spent some money on merchandising in the third quarter to basically have those merchandisers in store. We’ll be doing the same thing in the latter part of December as we get ready for an early next year launch for our next wave. So the spending is going to be roughly the same as what we saw in the third quarter, I believe.

<Q - Christopher R. Growe>: Okay. And how about the revenue being down sequentially? Is that a function of just what was shifting prior to the - like in 2Q for example?

<A - Thomas R. Adams>: We’ve got a number of small companies that are non-reportable segments that are down there, and some of it’s some of the promotional activity that we did in the third quarter.

<Q - Christopher R. Growe>: Okay. Thank you for the time.

<A - Thomas R. Adams>: Sure thing. Thanks, Chris.

<A - Susan M. Cameron>: Thanks.

Operator

Thank you. Our next question comes from Bonnie Herzog from Wells Fargo. Your line is open. Please go ahead.

<Q - Bonnie L. Herzog>: Good morning, everyone.

<A - Susan M. Cameron>: Hey, Bonnie.

<A - Thomas R. Adams>: Hey, Bonnie.

<Q - Bonnie L. Herzog>: Hi. I guess, my first question is on your guidance, based on what you just said, I guess – and the double-digit EPS growth you had in Q3 and with the buyout fee going away next quarter, I guess, I’m surprised you didn’t at least take up the low-end of your EPS guidance range. So could you help us understand that or are you just remaining or trying to remain really cautious with your guidance?

<A - Susan M. Cameron>: Well, we reaffirmed that guidance today and we will land there. To make that range even smaller is always dangerous. You’ve got a little bit of a spread there. You’ve got to land the carrier, but we will be inventing in VUSE, as Tom just said, in the fourth quarter, and the quarter is looking well so far, but we’re very confident that we will hit in that range and we will see how the quota buyout money flows through and what happens in pricing, but we will come in in that range.

<Q - Bonnie L. Herzog>: Okay. And then my next question is on VUSE because it’s obviously been a very successful roll out, so congratulations. And I’d like to understand then how you’re going to balance the spending behind the brand, your driving trial as well as the new product development. Given how fast this industry really is evolving, I’d like to hear where you are at with your next gen product, especially since some of your competitors are already rolling out their new products already, and you did mention you have more to report at Investor Day, so maybe you want to save some of that for them?

<A - Susan M. Cameron>: That’s a good idea, Bonnie. Just suffice it to say that we are clearly focused on next generation products and we do have plans, but our priority is to launch VUSE, our digital vapor technology which actually delivers an equivalent 200 same puffs to smoking consumers. This is our priority. And getting them to try VUSE is essential, because you have smokers out there who have tried a lot of different e-cigarettes, they have not found them all satisfying and so we’ve got to get them to try another one. And so our promotion activities are focused on doing just that, as we roll out across the country, but we will talk more at the Investor Day.

<Q - Bonnie L. Herzog>: Okay. Then I just have one final question. It’s a follow-on on your strong pricing in the quarter and given that vapor and e-cigs really have become more and more affordable, how realistic do you think it is for the strong combustible cig pricing to continue? And then I’d be curious to hear from you, if you think this might suggest that this combustible cig industry is primarily losing their price-sensitive consumers I guess. Are those the ones that are switching to these e-cig and vapor products in your mind?

<A - Susan M. Cameron>: No, Bonnie, I don’t have any evidence that vapor trial on an overall basis is driven by value. Now, it is early days, but the combustible cigarette pricing is, as we saw we had good pricing. I mean – and look at Natural American Spirit, I mean, we keep growing that brand and that is at a substantial premium to the generally

<Q - Bonnie L. Herzog>: Yeah. No, I guess I was just thinking then the ones that are staying, which obviously a lot of individuals are staying in the combustible cig industry and not switching, but maybe those are the ones that aren’t necessarily looking for affordable products, and maybe it’s the ones that are looking for an affordable solution that are switching, and that could help to explain some of the strong combustible cig pricing you’re seeing and generating.

<A - Susan M. Cameron>: Yes, I just don’t have any evidence to that effect.

<Q - Bonnie L. Herzog>: Okay.

<A - Susan M. Cameron>: As we’ve said, to look at what is the substitution, what is in terms of e-liquid, e-cigarettes versus combustibles, there is a lot of trial going on out there across the categories. We’ve always seen people do use SNUS in moist or combustibles in SNUS. And we see reports of people using combustibles in vapor, and then you see reports of people switching to vapor. It’s just too early to have a real handle on it.

<Q - Bonnie L. Herzog>: No, fair enough. I appreciate. Thank you.

<A - Susan M. Cameron>: Thanks, Bonnie.

Operator

Thank you. Our next question comes from Owen Bennett from Nomura. Your line is open. Please go ahead.

<Q - Owen M. Bennett>: Good morning, guys.

<A - Susan M. Cameron>: Good morning, Owen.

<A - Thomas R. Adams>: Good morning.

<Q - Owen M. Bennett>: An apology if it’s already been asked but I got cut off. Just the share dynamics on snuff, the share decline appears to be driven somewhat by pulling back on the promotion. I was just wondering can we expect pricing into the rest of the year, the expenses share or will you look to try to balance this again with some more improved share development in the fourth quarter?

<A - Susan M. Cameron>: Thanks, Owen. We are very mindful of balancing market share and profitability. It is very competitive in the environment and the promotion activity in moist has really not pulled back. Now, as you said, we did achieve pricing. We achieved very nice operating company growth at ASC, but we will continue to balance that. Grizzly did. It lost a 0.1% and it actually is still up a 0.1% year-over-year and it is 31% market share. So it’s important to balance that. And there is still quite aggressive promotion in that category. But we will continue to manage it closely and we continue to invest in the equity behind Grizzly and to look at new innovative products to ensure that it’s continued growth.

<Q - Owen M. Bennett>: Okay. Thank you.

Operator

Thank you. Our next question comes from Michael Lavery from CSLA. Your line is open. Please go ahead.

<Q - Michael S. Lavery>: Good morning.

<A - Susan M. Cameron>: Good morning.

<A - Thomas R. Adams>: Good morning.

<Q - Michael S. Lavery>: So back on the pricing at RJR, it was over 6.5%. I was wondering if you could just give us a sense – last quarter you called out about an $11 million headwind for mix and $27 million year-to-date and $57 million for last year, what was the mix component in this quarter, did that turn positive because it certainly looks like your premium brands did well and you’ve got the strong number. How much was mix a contributor to that?

<A - Susan M. Cameron>: Well, mix was a contributor because we saw premium growth and Camel volume grew. So if you’ve Camel and Natural American Spirit growing, and of course, the tail brands are shrinking, but not at any accelerated rate, so the mix enhancement certainly was positive.

<A - Thomas R. Adams>: Right.

<Q - Michael S. Lavery>: Well, I guess just focusing on RJR for a minute, because certainly Natural American Spirit helps, but even with Camel strength over the last six quarters, you’ve called out that the mix headwind is in your 10-Qs and 10-Ks. And so just curious if that number has turned positive? Have you seen a sequential improvement into mix on just the RJR business as well?

<A - Thomas R. Adams>: I actually don’t have those details right in front of me, Michael. But right at the conclusion of this call, we’ll be filing our 10-Q and I do believe that that information is in the MD&A and I just don’t have it.

<Q - Michael S. Lavery>: Okay. All right, no, thanks. And just on – sort of related to that on Pall Mall with the packaging upgrade, is there any expectation of tweaking the price gaps and giving it this more upgraded premium look or positioning? Would you try to capture some of that in pricing or is its price positioning going to be unchanged?

<A - Susan M. Cameron>: Its price positioning is unlikely to change. Obviously, you work with what sort of promotional spending is required to balance market share and profitability. But we – the packaging upgrade does not have the objective of raising the price. It’s the country’s leading value brand by a very wide margin and we will continue to balance its share and profitability.

<Q - Michael S. Lavery>: Okay, that’s helpful. And then on VUSE, how much – to what extent is the production automated and how much, if at all, does that limit any of your flexibility on innovation?

<A - Susan M. Cameron>: It is automated. It’s very automated. In this day and age to be honest with you, does it limit your flexibility? Not necessarily, because things like robotics can also be re-engineered to robot something else. So I think this is not a concern of ours.

<Q - Michael S. Lavery>: Okay. That’s great. And, you had said last quarter that you had expected investments to continue on VUSE into early next year, but that it would be profitable by around the middle of the year. Is that still your expectation for the pacing?

<A - Susan M. Cameron>: Yes, it is.

<A - Thomas R. Adams>: Yes, it is.

<Q - Michael S. Lavery>: Okay. Great. And then just lastly one other question on – back on RJR. You mentioned the wholesale inventory shift having some impact on the volume number. Is that a catch-up from 2Q or did that pull some out of 4Q? Is there a 4Q impact kind of on the reverse of that that we should expect?

<A - Thomas R. Adams>: Well, we’ll have to see what inventories are in the fourth quarter. I think that’s the answer to that.

<Q - Michael S. Lavery>: But I guess I’m just curious about the end of 3Q inventory level. Does that suggest that it’s heavy or that there is any likely way that that would flow through into the 4Q numbers?

<A - Susan M. Cameron>: We would say that it was quite normalized as we exited the third quarter.

<Q - Michael S. Lavery>: Okay. Great. Thank you very much.

Operator

Thank you. Our next question comes from Judy Hong from Goldman Sachs. Your line is open. Please go ahead.

<Q - Ivan P. Holman>: Good morning. It’s Ivan Holman sitting in for Judy. We’re wondering if you could provide a little bit more color on the impact of VUSE on your P&L just in terms of potential revenue, gross margin, operating profit impact? And then, in terms of the production ramp up and the timeline with regards to that, it seems that you guys are still on allocation. Could you provide a little bit of color on that as well please?

<A - Thomas R. Adams>: With respect to VUSE, we’re not going to provide that information because it’s not a reportable segment for SEC purposes and so I’m going to decline to do that. And I’m sorry, the second part of your question was, would you please repeat that?

<Q - Ivan P. Holman>: Sure. Could you just give us a little bit of color if possible around the timing of the production ramp up on VUSE, as you’re still on allocation?

<A - Thomas R. Adams>: It’s been ramping up all year, and as we go out to additional retail outlets, we build the capacity in order to stay in that launch and then we continue to build it out. So it’s going to build throughout the balance of the year.

<A - Susan M. Cameron>: And we are confident that we can supply. If there are accounts that, as you say, where we have some allocation, it’s important as we roll out to 35,000 outlets that we supply them. And so, they will be supplied, but we are not running short on capacity. The ramp-up has occurred as we planned.

<Q - Ivan P. Holman>: All right. Thank you very much. Congratulations on a great quarter.

<A - Susan M. Cameron>: Thank you. Thanks.

Operator

Thank you. Our next question comes from Priya Ohri-Gupta from Barclays. Your line is open. Please go ahead.

<Q - Priya Joy Ohri-Gupta>: Thank you for taking the question. Tom, I was hoping if you could just provide a little bit of insight into what you are generally thinking about your funding needs going forward, given some of the market volatility that we’ve had recently. Specific, could you talk about how you look at cost of carry other than rates and then certainty of execution?

<A - Thomas R. Adams>: Yeah. I mean, we do look at the cost of carry, the negative carry. We look at pre-funding issues. As you can imagine we’re running lots of different scenarios around our current portfolio and the perspective portfolio. And at this juncture, we haven’t decided exactly which way we’re going to go. We still believe we have some time to make that decision, but I mean, you can rest assured that we are looking at lots of different scenarios.

<Q - Priya Joy Ohri-Gupta>: Okay, that’s helpful. And then just secondly, it looks like the documents that have come out so far indicate that Lorillard as a significant subsidiary, would theoretically become a guarantor were the bridge to be executed post closing the merger. How do you think about the guarantee structure for new shipments? Is that something that would likely be in bonds that are newly issued? And then if that’s the case, how do you think about the remaining bonds that are already outstanding and the differences in the guarantee structure there? Thank you.

<A - Thomas R. Adams>: We’ve been looking at the Lorillard bonds specifically and the guarantees around those. And, I mean, going back to what I said earlier, we’re working through those things, we’re looking at different scenarios about how we would structure all those stuff once we consummate the deal. And beyond that, I’m not going to comment.

Operator

Thank you. [Operator Instructions] And our next question comes from Sachin Shah from Albert Fried. Your line is open. Please go ahead.

<Q - Sachin Shah>: Hi, good morning. Good quarter, congratulations.

<A - Thomas R. Adams>: Thanks.

<A - Susan M. Cameron>: Thank you.

<Q - Sachin Shah>: Just had a question as a follow-up in regards to the FTC. Because you have been forthcoming with the divestment package, just curious to find out if there’ve been any comments or any conversations with them in regards to the divestment package as you guys are bundling the information for the secondary request? That’s the first question.

The second question is, last week there’s been some volatility obviously in the stock market, but the spread based on the merger terms have been essentially getting wider. So, I know that you’ve been pretty confident and your comments have discussed that in detail and the confidence of closing the deal in the first quarter of next year. Is there anything that we’re missing as far as states, local governments, aside from the FTC, any issues that you see that could be a problem for the deal not closing as expected in light of the divestment package, because the spread, the merger terms are indicating something else.

<A - Susan M. Cameron>: Yes, thank you. I would say there is – I said before, but there is nothing that has happened in this review process that has surprised us. And, of course, there have been discussions with the FTC about the divestiture package and they will meet with all of the parties involved and the third parties like the wholesalers, like the retailers, they’re doing their job, investigating the impact on competition and that’s what they’re supposed to do.

So, there is no reason that the spread should be widening. If you say is anything missing, obviously some investors are missing confidence that it will close. We continue to believe that we will close this transaction and that the divestiture package is very robust. And that that will ensure that there continues to be a continuing highly competitive marketplace, and nothing really will happen between now and the time that we know the answer. So, I think people have the – their tolerance for time must be affecting their investment thesis, but we always said this would take 9 months to 12 months to close and we are on that path.

<Q - Sachin Shah>: Okay. Just one follow-up question. I know you just filed the proxy last Friday, so congratulations on that. But any timing for the shareholder vote? Is it possible that we could see that? I know it may be a little tight this year or is that going to be something that you are kind of shooting for early next year of 2015?

<A - Susan M. Cameron>: Well, we really have to wait and see, because, as you know, this S4 process, you submit the S4 to the SEC and then they will come back with questions or comments and then you resend it to them. And they really have to sort of acknowledge and authorize before you can send it out. And so, then you have to send it out 20 days before you’re going to have the shareholder vote. So we just need to see that unfold, but it will certainly be – it is most likely to be in the first quarter.

<Q - Sachin Shah>: Excellent. Thank you.

<A - Susan M. Cameron>: Thank you.

Operator

Thank you. Our next question comes from James Bushnell from Exane. Your line is open. Please go ahead.

<A - Susan M. Cameron>: We don’t report those brand market shares, so I would just decline to comment, but they continue to perform as expected.

<Q - James Bushnell>: Okay. I understand. Thanks very much.

Operator

Thank you. I’m showing no further questions at this time. I would like to hand the conference over to Mr. Morris Moore for closing remarks.

Morris L. Moore

Thank you again for joining us today. If you have any further questions, please contact us at Investor Relations.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This concludes our program. You may all disconnect, and have a wonderful day.

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Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication that are not historical in nature constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding the benefits of the Proposed Transactions, including future financial and operating results, the combined company’s plans, expectations, beliefs, intentions and future strategies, and other statements that are not historical facts, that are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. These statements regarding future events or the future performance or results of the combined company inherently are subject to a variety of risks, contingencies and uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied in the forward-looking statements.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements or could result in the failure of the of the proposed transactions (the Proposed Transactions), relating to the consummation of the previously announced Proposed Transactions with Reynolds American, Lorillard, Inc. (Lorillard), Imperial Tobacco Group PLC (Imperial), Lignum-2, L.L.C. (Imperial Sub), a wholly owned subsidiary of Imperial, and British American Tobacco p.l.c. (BAT), to be consummated or, if consummated, could have an adverse effect on the results of operations, cash flows and financial position of Reynolds American, are the following: the failure to obtain necessary regulatory or other approvals for the Proposed Transactions, or if obtained, the possibility of being subjected to conditions that could reduce the expected synergies and other benefits of the Proposed Transactions, result in a material delay in, or the abandonment of, the Proposed Transactions or otherwise have an adverse effect on Reynolds American; the obligation to complete the Proposed Transactions even if financing is not available or is available on terms other than those currently anticipated, including financing less favorable to Reynolds American than its current commitments, due to the absence of a financing condition in connection with the Proposed Transactions; the obligation to complete the Proposed Transactions even if there are adverse governmental developments with respect to menthol in cigarettes, and, once completed, the effect of such adverse governmental developments on Reynolds American’s subsidiaries’ sales of products that contain menthol which will represent a substantial portion of Reynolds American’s consolidated sales; the failure to satisfy required closing conditions or complete the Proposed Transactions in a timely manner; the failure to obtain necessary shareholder approvals for the Proposed Transactions; the failure to obtain Imperial shareholder approval for the divestiture transaction and the possibility of needing an alternative divestiture partner; the possibility of selling the transferred assets, including the brands currently expected to be divested, or which otherwise might be divested (in each case, subject to Reynolds American’s binding obligations under the asset purchase agreement to complete the divestiture transaction), on terms less favorable than the divestiture transaction, due to the absence of a condition in connection with the Proposed Transactions be completed; the possibility of having to include RJR Tobacco’s DORAL brand as part of the divestiture transaction; the effect of the announcement of the Proposed Transactions on the ability to retain and hire key personnel, maintain business relationships, and on operating results and businesses generally; the effect of restrictions placed on Reynolds

American’s, Lorillard’s or their respective subsidiaries’ business activities and the limitations put on Reynolds American’s and Lorillard’s ability to pursue alternatives to the Proposed Transactions pursuant to the merger agreement and the asset purchase agreement; the possibility of delay or prevention of the Proposed Transactions by lawsuits challenging the Proposed Transactions filed against Reynolds American, the members of the Reynolds American board of directors, Lorillard, the members of the Lorillard board of directors and BAT; the uncertainty of the value of the merger consideration that Lorillard shareholders will receive in the Proposed Transactions due to a fixed exchange ratio and a potential fluctuation in the market price of Reynolds American common stock; the reliance of RJR Tobacco on Imperial Sub to manufacture Newport on RJR Tobacco’s behalf for a period of time after the divestiture transaction; Reynolds American’s obligations to indemnify Imperial Sub for specified matters and to retain certain liabilities related to the transferred assets; the possibility of Reynolds American’s and Lorillard’s directors and officers having interests in the Proposed Transactions that are different from, or in addition to, the interests of Reynolds American and Lorillard shareholders generally; the possibility of changes in circumstances between the date of the signing of the merger agreement and the closing of the Proposed Transactions that will not be reflected in the fairness opinions obtained by the boards of directors of Reynolds American and Lorillard from their respective advisors; a termination of the governance agreement or certain provisions of it in accordance with its terms, including the limitations on Brown & Williamson Holdings, Inc.’s (B&W) representation on the Reynolds American board of directors and its board committees; the effect of the substantial additional indebtedness that Reynolds American will incur in connection with the Proposed Transactions; the continuing decline in volume in the U.S. cigarette industry and Reynolds American’s dependence on the U.S. cigarette industry; the impact of BAT’s significant beneficial ownership in Reynolds American, the related governance agreement among Reynolds American, BAT and B&W and the provisions favoring BAT in the Reynolds American articles of incorporation on Reynolds American’s business, the Reynolds American board of directors and other Reynolds American shareholders; the possibility of actual results of operations, cash flows and financial position after the Proposed Transactions materially differing from the Reynolds American unaudited pro forma condensed combined financial statements; the difference in rights provided to Lorillard shareholders under Delaware law, the Lorillard certificate of incorporation and the Lorillard by-laws, as compared to the rights Lorillard shareholders will obtain as Reynolds American shareholders under North Carolina law, the Reynolds American articles of incorporation, the Reynolds American bylaws and the governance agreement; the failure to realize projected synergies and other benefits from the Proposed Transactions; the incurrence of significant pre- and post-transaction related costs in connection with the Proposed Transactions; and the occurrence of any event giving rise to the right of a party to terminate the Proposed Transactions. Discussions of additional risks, contingencies and uncertainties are contained in Reynolds American’s and Lorillard’s filings with the Securities and Exchange Commission (the SEC).

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of such statements. Except as provided by federal securities laws, Reynolds American is under no obligation to, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Additional Information

Reynolds American filed with the SEC a registration statement on Form S-4 that includes the Joint Proxy Statement of Reynolds American and Lorillard that also constitutes a prospectus of Reynolds American. Reynolds American and Lorillard plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the Proposed Transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REYNOLDS AMERICAN, LORILLARD, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American by contacting Reynolds American Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336)741-5165 or at Reynolds American’s website at www.reynoldsamerican.com, and are be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336)335-7000 or at Lorillard’s website at www.lorillard.com.

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